TRADEUP ACQUISITION CORP.

June 30, 2023

Ms. Lauren Sprague Hamill
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	TradeUP Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed June 16, 2023
File No. 333-267918

Dear Ms. Hamill:

This letter is in response to the letter dated June 26, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TradeUP Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this letter and numbered them accordingly. Amendment No. 5 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form S-4 filed June 16, 2023

Unaudited Pro Forma Condensed Combined Financial Information

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 140

1.	Refer to adjustment (A). Given that your unaudited pro forma balance sheet as of March 31, 2023 gives pro forma effect to the Transactions as if they had been consummated on March 31, 2023, it is unclear why you recorded an adjustment to reflect interest income earned from April 1, 2023 to May 31, 2023. Please advise us or revise your filing accordingly.

Response: In response to the Staff’s comments, we have revised the unaudited pro forma condensed combined balance sheet as of March 31, 2023 on pages 136 and 141 of the Registration Statement by removing adjustments to reflect 1) interest income earned, 2) income tax payment made, and 3) non-interest bearing loans from Estrella and deposited into the Trust Account in order to extend the available time to complete the Business Combination, subsequent to March 31, 2023.

2.	We note that adjustment (D) includes the issuance of 9,250,000 shares of Series A preferred stock to Lianhe World Limited for $9,250,000. Additionally, we note from your disclosures on page 3 that the term sheet with Lianhe World is non-binding and there is the potential that Estrella and Lianhe World will be unable to agree to final terms or enter into definitive documentation in a timely manner or at all. Further, by including this funding in your Estrella Transaction Accounting Adjustments column, the entire $9,250,000 is fully assumed in both Scenario 1 and 2. Please address the following:

•	Explain how you concluded this adjustment meets the criteria set forth in Article 11 of Regulation S-X to be included in your pro forma financial statements given the uncertainty of its completion. As part of your response, provide an update on the current status of the funding as well as your analysis of Article 11.
•	Given the apparently uncertainty of this funding, if you are able to support its presentation based on the guidance of Article 11 of Regulation S-X, tell us how you considered the need to present additional scenarios where this uncertain funding is not received since that appears to be a possible outcome.
•	Revise your pro forma narrative here, as well as the narratives of the other pro forma presentations throughout your document, and the related footnotes to the pro forma presentations to more clearly describe the consequences if additional redemption requests are received beyond those presented in Scenario 2 here.
•	Further, revise your pro forma narrative and footnotes to more clearly explain the consequences of receiving less than the full amount of $9,250,000 in financing from Lianhe World Limited.

Response: In response to the Staff’s comments, we respectfully advise the Staff that Estrella believes the non-binding commitment from Lianhe World for purchase of 9,250,000 shares of Estrella Series A Preferred Stock for $9,250,000 will be consummated on the terms set forth in the non-binding term sheet disclosed in the Registration Statement. In accordance with Article 11-1(a) (8) of Regulation S-X, the Company should include in its pro forma financial statements consummation of other transactions that has occurred or is probable for which disclosure of pro forma financial information would be material to investors. As a result, we have included such adjustment in our unaudited pro forma condensed combined balance sheet as of March 31, 2023 and we concluded that the need to present additional scenarios where this uncertain funding is not received is not required since that appears to be a non-probable outcome. However, we have revised the pro forma narrative, as well as the narratives of the other pro forma presentations throughout the Registration Statement, and the related footnotes to the pro forma presentations to more clearly describe the consequences if additional redemption requests are received beyond those presented in Scenario 2 and the consequences of receiving less than the full amount of $9,250,000 in financing from Lianhe World Limited contemplated by the non-binding term sheet on the cover page and on pages viii, xi, xiii, 3, 4, 23, 84, 86, 97, 125, 134, 139, 140,141 and 228.

Estrella Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
The Business Combination and Public Company Costs, page 214

3.	You state that the cash components of the transaction will be funded by UPTD’s cash in the Trust Account of approximately $17.5 million. Please revise to address the following:

•	Reconcile your disclosure here to UPTD's March 31, 2023 balance sheet on page F-2, which discloses "Investments held in Trust Account" balance of $9.7 million.
•	Revise to quantify the cash components of the transaction yet to be paid.
•	Similarly, you disclose on page 219 that "After the completion of the Business Combination, we would expect to have approximately $11.9 million to $17.1 million, depending on funding redemptions, in cash and cash equivalents. We intend to devote most of the net proceeds from the Business Combination to the preclinical and clinical development of our product candidates, our public company compliance costs, and certain of the milestone payments under the License Agreement. Based on our current business plans, we believe that the anticipated net proceeds from the Business Combination will enable us to fund our operating expenses and capital requirements through at least the next 12 months." Revise your disclosures in the Liquidity and Capital Resources section beginning on page 218 to balance such disclosures with a discussion of the uncertainties regarding the Merger Financing and the impact that higher redemption levels will have on the prospects of the merger being completed and having sufficient funding for Estrella's projects.

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Response: In response to the Staff’s comments on reconciling our disclosure to UPTD's March 31, 2023 balance sheet on page F-2, which discloses "Investments held in Trust Account" balance of $9.7 million and quantifying the cash components of the transaction yet to be paid, we revised the disclosure on page 214 to indicate the cash balance in the Trust account would be approximately $4.6 million, net of transaction cost payments of approximately $4.5 million and working capital loans repayments of approximately $0.6 million.

In response to the Staff’s comments on discussion of the uncertainties regarding the Merger Financing and the impact that higher redemption levels will have on the prospects of the merger being completed and having sufficient funding for Estrella's projects, we have revised our disclosure on page 219 to include a discussion of the uncertainties regarding Merger Financing and the impact that higher redemption levels will have on the prospects of the merger being completed and having sufficient funding for Estrella's projects

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

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By:	/s/ Weiguang Yang
Weiguang Yang
Co-Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

Michael J. Blankenship

Winston & Strawn LLP

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